COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

File Number: 82.2994

SUPPL

14 February 2005

05006068

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

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COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6666
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited
By electronic lodgement

SPC ARDMONA LTD (SPCA)

Sydney, 14 February 2005: Following approval by SPCA shareholders of Coca-Cola Amatil Limited's (CCA's) acquisition of SPCA pursuant to a scheme of arrangement (Scheme), CCA advises that:

1. the Supreme Court of Victoria approved the Scheme on Friday, 11 February 2005, and

2. a copy of the Court order approving the Scheme has been lodged with the Australian Securities and Investments Commission today.

Accordingly, the CCA shares to be issued to SPCA shareholders as consideration for the acquisition of their SPCA shares in accordance with the Scheme will begin trading, on a deferred settlement basis, under ASX Code CCLN from Tuesday, 15 February 2005. Normal trading in the CCA shares is expected to commence on or around Tuesday, 1 March 2005.

Yours faithfully
D A Wylie
Secretary

For further information, please contact:
Analysts: Peter Steel +61 2 9259 6553
Media: Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA